# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VERITONE, INC., CIK 0001615165
CUSIP: 92347M100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1615 PLATTE STREET, 2ND FLOOR, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 08/12/2025
Filed by CIK 0001705446
Persons authorized to receive notices and communications: Ryan Steelberg, c/o Veritone, Inc., 1615 Platte Street, 2nd Floor, Denver, Colorado (CO), 80202, (888) 507-1737

## Reporting persons
- Ryan Steelberg (CIK 0001705446): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,079,106; shared voting power 0; sole dispositive power 6,079,106; shared dispositive power 0; aggregate amount beneficially owned 6,079,106 (10.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: VERITONE, INC.
Address of issuer's principal executive offices: 1615 PLATTE STREET, 2ND FLOOR, DENVER, Colorado (CO), 80202
Comment: This Amendment No. 10 (this "Amendment No. 10" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 3, 2017, as amended by Amendment No. 1 on March 20, 2018, Amendment No. 2 on May 16, 2018, Amendment No. 3 on April 24, 2020, Amendment No. 4 on June 29, 2020, Amendment No. 5 on September 30, 2020, Amendment No. 6 on January 15, 2021, Amendment No. 7 on March 3, 2021, jointly by (i) Chad Steelberg, an individual and (ii) Ryan Steelberg, an individual, Amendment No. 8 on July 3, 2024 only with respect to Ryan Steelberg and Amendment No. 9 on July 2, 2025 only with respect to Ryan Steelberg (collectively, the "Schedule 13D"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 10 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

Steelberg Purchase Agreement

The Steelberg Private Placement closed on August 13, 2025, the third full trading day after the filing of the Issuer's Q2 Form 10-Q with the SEC. In connection with the closing of the Steelberg Private Placement, the Issuer issued 366,300 shares of its common stock at a per share price of $2.73, such price being equal to the consolidated closing bid price of the Issuer's common stock on August 12, 2025.

The issuance of the Steelberg Private Placement Shares was not registered under the Securities Act of 1933, as amended (the "Securities Act"), and the shares were offered pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of the Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by the Reporting Person and are incorporated by reference. The percentage set forth in row 13 is based upon the sum of (i) 55,271,810 shares of common stock outstanding as of August 1, 2025 and (ii) 366,300 shares of common stock issued to the Reporting Person on August 13, 2025 pursuant to the Steelberg Private Placement.

The Reporting Person's ownership of the Issuer's securities consists of (i) 215,174 shares of common stock, 366,300 shares of restricted common stock and 21,550 shares of common stock issuable upon the exercise of immediately exercisable warrants directly held by the RSS Trust; (ii) 2,003,349 shares of common stock held directly by RVH, LLC; (iii) 480,065 shares of common stock and 2,992,668 vested stock options held by the Reporting Person. The Reporting Person is the trustee of the RSS Trust and the sole member and manager of RVH, LLC. The number of shares beneficially owned by the Reporting Person includes the Steelberg Private Placement Shares issued on August 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of the Reporting Person's cover page to this Schedule 13D set forth the number of shares of common stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, the Reporting Person has not effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Ryan Steelberg: /s/ Ryan Steelberg, Ryan Steelberg (08/13/2025)